UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-04186

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K
[   ] Form 10-Q   [   ] Form N-SAR

For Period Ended:  December 31, 2010

Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.    REGISTRANT INFORMATION

THE SAGEMARK COMPANIES LTD.
Full Name of Registrant
N/A
Former Name if Applicable
1221 Avenue of the Americas, Suite 4200, New York, New York 10020
Address of Principal Executive Office

PART II.    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

[X]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable

PART III.    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is unable to file its Annual Report on Form K for the period ended December 31, 2010 within the prescribed period due to ministerial difficulties and the delay in receiving certain information. Such difficulties prevent the Company from filing its Form 10-K without unreasonable effort or expense. The Company fully expects to be able to file is Form 10-K within the additional time allowed by this notification.

PART IV.    OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Cathy Bergman - Telephone 212.921.5733

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes          [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

THE SAGEMARK COMPANES LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2011	By: /s/ Cathy Bergman
Name: Cathy Bergman Title: Chief Executive Officer and Interim Chief Financial Officer